January 25, 2011

VIA EDGAR CORRESPONDENCE

Ms. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Munder Series Trust (“Registrant”) on behalf of the Munder Small-Cap Value Fund
(File No. 333-102943)

Dear Ms. Williams:

This letter responds to the comments on the Preliminary Proxy Statement (“Proxy Statement”) on Schedule 14A for Munder Series Trust, on behalf of the Munder Small-Cap Value Fund (the “Small-Cap Value Fund”), filed on EDGAR on December 30, 2010, which were provided to me by telephone on Thursday, January 13, 2011 by Ms. Patricia Williams of the staff of Securities and Exchange Commission (“SEC Staff”).

1.           SEC Staff Comment:  On the Notice of the Proxy Statement Proposal 1 and the proxy card, please amend Proposal 1 to state the Proposal is to approve an amendment to the Investment Advisory Agreement to increase the management fee for the Small-Cap Value Fund.

Response:  The Registrant will make the change as requested.

2.           SEC Staff Comment:  In the third paragraph of the section entitled “Proxy Statement-Proposal-Why are shareholders being asked to approve the amendment to the Investment Advisory Agreement?”, please amend the paragraph to make more prominent the fact that the new management fee for the Small-Cap Value Fund is contingent upon the approval of the reorganization agreement by the shareholders of the Veracity Small Cap Value Fund, a series of the Veracity Trust.

Response:  The Registrant will make the change as requested.

3.           SEC Staff Comment:  In the fee table in the section entitled “Proxy Statement-Proposal-Why are shareholders being asked to approve the amendment to the Investment Advisory Agreement?”, please amend the fee table to include an expense column showing fees without the reorganization.

Response:  The proposed increase in the investment advisory fee is contingent on the closing of the reorganization.  Thus, the investment advisory fee will not increase unless the reorganization closes.  Therefore, there is no need to include an additional expense column showing fees “without the reorganization,” since the column entitled “Current Expenses” already shows what the expenses would be without the closing of the reorganization.

4.           SEC Staff Comment:  In the section entitled “Proxy Statement-Proposal-What would be the terms of the Investment Advisory Agreement be if the New Management Fee is approved?” please amend the disclosure to include:  (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between the aggregate amounts stated in response to paragraphs (i) and (ii) of this item (c)(9) as a percentage of the amount stated in response to paragraph (i) of this item (c)(9) as required by Item 22(c)(9) of Schedule 14A.

Response:  The Registrant will make the change as requested.  Registrant will note, in conjunction with the response to Item 22(c)(9), that the proposed fee increase will go into effect only if the reorganization closes.

5.           SEC Staff Comment:  In the section entitled “Proxy Statement-Proposal-What did the Board consider when approving the New Management Fee?” please amend paragraph (a) the nature, extent and quality of the service provided by the Advisor to the Fund under the Investment Advisory Agreement to include a discussion of changes to the portfolio management team after the reorganization occurs.

Response: The Registrant will make the change as requested.

6.           SEC Staff Comment:  In the section entitled “Proxy Statement-Proposal-What did the Board consider when approving the New Management Fee?” please amend paragraph (e) a comparison of fee levels of the Fund with those of comparable funds to disclose:  (i) what the fee comparisons showed, were the fees higher or lower?, etc. and (ii) if any of the comparable funds had higher fees, what conclusions did the Board come to?

Response: The Registrant will make the change as requested.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes
Francine S. Hayes
cc:           Amy Eisenbeis
Jane Kanter

EXHIBIT A

[Munder Letterhead]

January 25, 2011

VIA EDGAR CORRESPONDENCE

Ms. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Munder Series Trust (File No. 333-102943)

In connection with a response being made on behalf of Munder Series Trust (“Registrant”) to comments you provided by phone on January 13, 2011 with respect to the Preliminary Proxy Statement (“Proxy Statement”) on Schedule 14A for Munder Series Trust, on behalf of the Munder Small-Cap Value Fund, filed on EDGAR on December 30, 2010, the Registrant hereby acknowledges that:

•	Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;
•	the effectiveness of Proxy Statement not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and
•	Registrant may not assert the effectiveness of the Proxy Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on January 13, 2011.  Please do not hesitate to contact the undersigned at 248-647-9200 if you have any questions concerning the foregoing.

Sincerely, /s/ Stephen J. Shenkenberg Stephen J. Shenkenberg Vice President

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